Exhibit 99.10

Peak Gold, LLC

Financial Statements

As of June 30, 2017 and 2016 and for the year ended June 30, 2017 and June 30, 2016

INDEX

PAGE

Independent Auditor’s Report	3

Financial Statements

Balance Sheets	4
Statements of Operations	5
Statements of Members’ (Deficit) Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8-11

PEAK GOLD, LLC

Balance Sheets

	June 30,	June 30,
	2017	2016
Assets
Cash and equivalents	$58,955	$990,698
Mineral properties	1,433,886	1,433,886
Total assets	$1,492,841	$2,424,584

Liabilities and Members' (Deficit) Equity
Accounts payable	$1,243,932	$1,536,097
Amounts due Royal Alaska	335,587	123,314
Amounts due Royal Gold	174,490	15,545
Total liabilities	1,754,009	1,674,956

Commitments and Contingencies (Note 8)

Members' (deficit) equity	(261,168)	749,628
Total liabilities and members' (deficit) equity	$1,492,841	$2,424,584

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statements of Operations

	For the years ended June 30,
	2017	2016
Operating Expenses
Drilling	$3,803,992	$3,180,692
Labor	3,101,844	1,896,271
General and administrative	1,804,857	1,002,865
Fuel, rents and field supplies	1,397,562	1,324,476
Contracted rental services	1,463,258	534,955
Geochemistry	707,692	392,641
Community relations	229,650	314,570
Geophysics	170,115	91,123
Technical studies	326,478	132,305
Communications	75,571	22,651
Land	279,777	138,427
Total operating expenses	13,360,796	9,030,976

Net loss	$(13,360,796)	$(9,030,976)

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statements of Members’ (Deficit) Equity

	Capital Contributions
	CORE	Royal Alaska	Accumulated Losses	Total Members' Equity

Balance at June 30, 2015	$6,433,886	$-	$(2,303,282)	$4,130,604

Equity contributions:
Royal Alaska (11.0% Interest)	-	5,650,000	-	5,650,000

Net loss	-	-	(9,030,976)	(9,030,976)

Balance at June 30, 2016	$6,433,886	$5,650,000	$(11,334,258)	$749,628

Equity contributions:
Royal Alaska (29.5% Interest)	-	12,350,000	-	12,350,000

Net loss	-	-	(13,360,796)	(13,360,796)

Balance at June 30, 2017	$6,433,886	$18,000,000	$(24,695,054)	$(261,168)

See accompanying notes to financial statements.

PEAK GOLD, LLC

Statements of Cash Flows

	For the years ended June 30,

	2017	2016

Cash flows from operating activities:
Net loss	$(13,360,796)	$(9,030,976)

Changes in assets and liabilities:
Accounts payable	(292,165)	(414,699)
Amounts due Royal Alaska	212,273	13,634
Amounts due Royal Gold	158,945	15,545
Net cash used in operating activities	(13,281,743)	(9,416,496)

Cash flows from financing activities:
Royal Alaska earn in contribution	12,350,000	5,650,000
Net cash provided by financing activities	12,350,000	5,650,000

Net decrease in cash and equivalents	(931,743)	(3,766,496)
Cash and equivalents at beginning of period	990,698	4,757,194
Cash and equivalents at end of period	$58,955	$990,698

See accompanying notes to financial statements.

PEAK GOLD, LLC

Notes to Financial Statements

1.     Organization and Nature of the Business

Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, “us”, or “our), is a Delaware limited liability company formed on January 8, 2015 between Royal Gold, through its wholly-owned subsidiary, Royal Alaska, LLC (“Royal Alaska”), and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (together, “Contango”). Royal Alaska and Contango entered a limited liability company agreement for Peak Gold, a joint venture for exploration and advancement of the Peak Gold project located near Tok, Alaska (the “Peak Gold Project”).  Contango contributed all its assets relating to the Peak Gold Project to Peak Gold, including a mining lease and certain state of Alaska mining claims.  Royal Alaska contributed $5.0 million in cash to Peak Gold.  Contango will initially hold a 100% membership interest in Peak Gold. Royal Alaska has the right to obtain up to 40% of the membership interest in Peak Gold by making contributions, detailed in Note 4 below, of up to $30.0 million (including Royal Alaska’s initial $5.0 million contribution) in cash to Peak Gold by October 31, 2018. As of June 30, 2017, Royal Alaska has contributed $18,000,000 and has obtained a 29.5% membership interest in Peak Gold.

2.      Liquidity

The Company incurs losses and is reliant upon Royal Alaska and Contango to fund the future operations of the Peak Gold Project.

3.      Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Cash and Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents were held in cash deposit accounts as of June 30, 2017.

Mineral Properties

Mineral properties include the Tetlin lease and unpatented State of Alaska mining claims which make up the Peak Gold Project. At such time as the associated exploration stage mineral property is converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves.

Asset Impairment

We evaluate our mineral property for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of exploration stage mineral property in the event of significant decreases in commodity prices, and whenever new information regarding the mineral property is obtained indicating that production or further exploration will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral property. Impairments in the carrying value of the mineral property is measured and recorded to the extent that the carrying value in the mineral property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. There were no impairments as of June 30, 2017.

PEAK GOLD, LLC

Notes to Financial Statements

Costs and Expenses

Costs and expenses are those costs specific to the exploration and advancement of the Peak Gold Project. These costs are expensed when incurred.

Income taxes

As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

4.     Member Contributions

Initial Contributions

Contango contributed $1,433,886 of mineral properties that was credited to Contango’s capital account. Contango holds an initial 100% membership interest in Peak Gold. Royal Alaska made an initial cash contribution of $5,000,000 for an option to earn membership interest, which was credited to Contango’s capital account. Should Royal Alaska elect to make additional contributions to the Company during the earn-in period, only then will Royal Alaska begin to earn a membership interest, and get credit for the initial $5,000,000, as described below. Royal Alaska did not make additional contributions during the period ended June 30, 2015.

Phase I Earn-In

Royal Alaska may make further contributions in an amount up to an additional $5,000,000 for an aggregate percentage interest of up to 10%. If Royal Alaska makes Phase I Earn-In contributions of less than $5,000,000, then, for each $1,000,000 in Phase I Earn-In contributions, Royal Alaska will earn an incremental 2.0% percentage interest.

As of June 30, 2017, Royal Alaska has made $5,000,000 of Phase I Earn-In contributions for a membership interest of 10%.

Phase II Earn-In

If Royal Alaska funds the entire Phase I Earn-In contribution, then Royal Alaska may make further contributions in an amount up to an additional $10,000,000 for an additional percentage interest of up to 15% and a total percentage interest of up to 25%. If Royal Alaska makes Phase II Earn-In contributions of less than $10,000,000, then, for each additional $1,000,000 in Phase II Earn-In contributions, Royal Alaska will earn an incremental 1.5% percentage interest.

PEAK GOLD, LLC

Notes to Financial Statements

As of June 30, 2017, Royal Alaska has made $10,000,000 of Phase II Earn-In contributions for a membership interest of 15%.

Phase III Earn-In

If Royal Alaska funds the entire Phase II Earn-In contribution, then Royal Alaska may make further contributions in an amount up to an additional $10,000,000 for an additional percentage interest of up to 15% and a total percentage interest of up to 40%. If Royal Alaska makes Phase III Earn-In contributions of less than $10,000,000, then, for each additional $1,000,000 in Phase III Earn-In contributions, Royal Alaska will earn an incremental 1.5% percentage interest. As of June 30, 2017, Royal Alaska has made $3,000,000 of Phase III Earn-In contributions for a membership interest of 2.9% and a total membership interest of 29.5%. On July 7, 2017 and August 8, 2017, Royal Alaska made $2,400,000 and $1,800,000 of Phase III Earn-In contributions, respectively, for a membership interest of 6.3% and a total membership interest of 35.8%.

5.     Mineral Properties

As of June 30, 2017:	Cost	Accumulated Depletion	Net

Exploration stage
Tetlin Project	$1,433,886	$-	$1,433,886

As of June 30, 2016:

Exploration stage
Tetlin Project	$1,433,886	$-	$1,433,886

6.     Accounts Payable

Accounts payable of $1,243,932 and $1,536,097 as of June 30, 2017 and June 30, 2016, respectively, consisted primarily of fees due consultants as a result of exploration activities on the Peak Gold Project.

7.     Related Party Transactions

The Company is responsible for reimbursement of certain overhead and general and administrative expenses of Royal Alaska in lieu of a management fee and is to be calculated as 5% of allowable costs, as defined, up to $500,000 per year until the Management Committee has made a construction decision in respect of commercial facilities for the Peak Gold Project. Upon and after the time the Management Committee has made a construction decision for the Peak Gold Project, the reimbursable expenses are to be calculated as 3% of allowable costs, up to $5,000,000 per year.

The Company incurred reimbursable costs due to Royal Alaska of $500,000 and $430,046 for the fiscal years ended June 30, 2017 and June 30, 2016, respectively. The reimbursable costs were determined using the 5% rate as described above as the Management Committee has not made a construction decision. The reimbursable costs to Royal Alaska are included within General and administrative on the Company’s statements of operations.

PEAK GOLD, LLC

Notes to Financial Statements

8.     Commitments and Contingencies

The Company is required to make payments of $100,000 per year, payable in quarterly advance increments of $25,000 on each April 1, July 1, September 1, and January 1, to the Native Village of Tetlin under the Community Support Agreement (“Agreement”) dated April 28, 2016. The Agreement expires on January 30, 2018 and may be renewed for one year increments on mutual agreement of the parties.

9.     Subsequent Events

The Company has evaluated subsequent events through September 15, 2017, the date these financial statements were available to be issued.